UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

i2 Technologies, Inc.
(Name of Issuer)
Common Stock, $0.00025 par value
(Title of Class of Securities)
465754208
(CUSIP Number)
Sanjiv S. Sidhu
10221 Inwood Road, Dallas, Texas 75229
Tel. No.: (214) 363-9383
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
August 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	465754208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanjiv S. Sidhu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,912,785

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		596,115

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,912,785

WITH	10	SHARED DISPOSITIVE POWER

		596,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,508,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.1%

14	TYPE OF REPORTING PERSON*

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	465754208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidhu-Singh Family Investments, Ltd. EIN# 75-2645568

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		594,915

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		594,915

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	594,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON*

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	465754208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidhu-Singh Family Foundation EIN# 75-2849866

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D
          This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Sanjiv S. Sidhu, (ii) Sidhu-Singh Family Investments, Ltd., and (iii) Sidhu-Singh Family Foundation, relating to shares of common stock, par value $0.00025 per share of i2 Technologies, Inc., a Delaware corporation. This Amendment modifies the original Schedule 13D filed on June 7, 2004.
Item 2. Identity and Background
Item 2 of Schedule 13D is hereby amended by deleting the following sentence from Item 2, subparagraphs (a) and (c):
          Mr. Sidhu is the Chief Executive Officer, President and Chairman of the Board of the Issuer.
Item 2 of Schedule 13D is hereby amended by adding the following sentence to Item 2, subparagraphs (a) and (c):
          Mr. Sidhu is a consultant for Slam Management, LLC, an investment management company, with a principal business address of 10221 Inwood Road, Dallas, Texas 75229.
Item 2 of Schedule 13D is hereby amended by deleting Item 2, subparagraph (b) and replacing it with the following:
          (b) The business address of each member of the Sidhu Reporting Group is 10221 Inwood Road, Dallas, Texas 75229.
Item 4. Purpose of the Transaction
Item 4 of Schedule 13D is hereby amended by deleting the second paragraph of Item 4 in its entirety.
Item 4 of Schedule 13D is hereby amended by adding the following:
          The members of the Sidhu Reporting Group, depending on investment priorities, plan to buy, sell, hedge or enter into other transactions in Common Stock of the Issuer only in accordance with the securities laws of the United States. The members of the Sidhu Reporting Group reserve the right to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock of the Issuer or other factors. The members of the Sidhu Reporting Group also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.
          Other than as stated above, the Sidhu Reporting Group does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended and restated as follows:
          (a) As of August 3, 2009, there were 22,426,471 issued and outstanding shares of Common Stock of the Issuer as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2009. Mr. Sidhu beneficially owns an aggregate of 4,508,900 shares, or 20.1%, of the Common Stock of the Issuer. Sidhu-Singh Family Investments, Ltd. beneficially owns an aggregate of 594,915 shares, or 2.7%, of the Common Stock of the Issuer. Sidhu-Singh Family Foundation beneficially owns an aggregate of 1,200 shares, or less than 0.1%, of the Common Stock of the Issuer.
          (b) Mr. Sidhu has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 3,912,785 shares of Common Stock of the Issuer. Mr. Sidhu has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 596,115 shares of Common Stock of the Issuer. Sidhu-Singh Family Investments, Ltd. has sole power to vote or direct the vote and to dispose or to direct the disposition of 594,915 shares of Common Stock of the Issuer. Sidhu-Singh Family Foundation has sole power to vote or direct the vote and to dispose or to direct the disposition of 1,200 shares of Common Stock of the Issuer. As general partner of Sidhu-Singh Family Investments, Ltd. and a Director and Vice President of Sidhu-Singh Family Foundation, Mr. Sidhu may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by Sidhu-Singh Family Investments, Ltd. and Sidhu-Singh Family Foundation.
          (c) The transactions in the Issuer’s securities by the members of the Sidhu Reporting Group in the last sixty days are listed on Annex A hereto and made a part hereof. Such transactions were conducted on the open market under Rule 144 of the Securities Act of 1933.
          (d) Not Applicable.
          (e) Not Applicable.
[Remainder of Page Intentionally Left Blank]

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2009

/s/ Sanjiv S. Sidhu
Sanjiv S. Sidhu

SIDHU-SINGH FAMILY INVESTMENTS, LTD.
By:	/s/ Sanjiv S. Sidhu
	Name:	Sanjiv S. Sidhu
	Title:	Managing General Partner

SIDHU-SINGH FAMILY FOUNDATION
By:	/s/ Sanjiv S. Sidhu
	Name:	Sanjiv S. Sidhu
	Title:	Director

Annex A

		Number of Shares
Reporting Person	Date	Purchased/(Sold)	Price per Share

Sanjiv S. Sidhu	08/25/2009	(772,200)	$15.27

Sidhu-Singh Family Investments, Ltd.	08/25/2009	(227,800)	$15.27